UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13E-3/A
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)
BELL INDUSTRIES, INC.
(Name of the Issuer)
BELL INDUSTRIES, INC.
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
078 107 109
(CUSIP Number of Class of Securities)
Clinton J. Coleman
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana 46240-7657
(317) 704-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Value	Amount of filing fee
$50,000*	$3.56**

*	Estimated maximum price to be paid in lieu of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $50,000 multiplied by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3.56
Form or Registration No.: Schedule 13E-3
Filing Party: Bell Industries, Inc.
Date Filed: October 1, 2010

INTRODUCTION
This Rule 13e-3 Transaction Statement, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by Bell Industries, Inc., a California corporation (the “Company”). This Transaction Statement amends and restates in its entirety the Schedule 13E-3 filed with the SEC on December 3, 2010.
On the date hereof, the Company filed with the Securities and Exchange Commission its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the Company’s shareholders to be held on January 28, 2011 (the “Annual Meeting”) to consider and act upon several proposals, including a proposal to approve the reincorporation of the Company from California to Delaware and a proposal to approve an amendment to the Company’s Certificate of Incorporation to effect a one-for-20 reverse split of the Company’s common stock, with cash being paid to shareholders in lieu of fractional shares. If the reverse split is approved by the Company’s shareholders, then once the amendment to the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, the Company expects that it will no longer have 300 shareholders of record and will terminate its registration under the Exchange Act.
Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied to show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This Schedule 13E-3 (and the documents that have been incorporated herein by reference) include certain forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects, both business and financial. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Many of the forward-looking statements contained in this Schedule 13E-3 (and the documents that have been incorporated herein by reference) may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” and “estimated,” among others. Factors that could cause actual results to differ materially from those anticipated by such forward-looking statements include, but are not limited to, the matters under Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in other reports or documents that it files from time to time with the Securities and Exchange Commission. All forward-looking statements attributable to the Company or a person acting on its behalf are expressly qualified in their entirety by this cautionary statement. To the extent that there is any material change in the information discussed in this Schedule 13E-3 (and the documents that have been incorporated herein by reference), the Company will promptly disclose the change if required by applicable rules and regulations of the Securities and Exchange Commission. The safe harbor provisions under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act do not apply to any forward-looking statements the Company makes in connection with the reverse split.
TRANSACTION STATEMENT
Item 1. Summary Term Sheet.
The information set forth in the section of the Proxy Statement entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.
a.	Name and Address.

The name of the subject company is Bell Industries, Inc. Bell Industries, Inc. is a California corporation with its principal place of business located at 8888 Keystone Crossing, Suite 1700, Indianapolis, Indiana 46240. Bell Industries, Inc.’s telephone number is 317-704-6000. As set forth in the section of the Proxy Statement entitled “Proposal No. 4 Reincorporation of the Company from California to Delaware,” the Company’s shareholders are being asked to consider a proposal to reincorporate the Company from California to Delaware at the Annual Meeting. If that proposal is approved by the shareholders, the name of the Company will continue to be Bell Industries, Inc. and its principal place of business will not change, but its state of incorporation will be Delaware.

b.	Securities.

The subject class of equity securities is the Company’s common stock. There were 433,416 shares of common stock outstanding on December 13, 2010.

c.	Trading Market and Price.

The information set forth in the section of the Proxy Statement entitled “Market and Market Price of Our Common Stock” is incorporated herein by reference.

d.	Dividends.

The information set forth in the section of the Proxy Statement entitled “Market and Market Price of Our Common Stock” is incorporated herein by reference.

e.	Prior Public Offerings.

The Company has not made an underwritten public offering of its securities during the past three years.

f.	Prior Stock Purchases.

The Company has not purchased any of its securities during the past two years.
Item 3. Identity and Background of Filing Person.
a.	Name and Address.

The Company is the filing person and the subject company. The Company’s name, address and telephone number are as provided in Item 2(a) above. See subsection (c) below in this Item 3 for information regarding the Company’s directors and executive officers.

b.	Business and Background of Entities.

Not applicable.

c.	Business and Background of Natural Persons.

The information set forth in the sections of the Proxy Statement entitled “Proposal No. 1 Election of Directors—Information Regarding Nominees for Director,” “Management,” and “Beneficial Ownership of Securities and Security Ownership of Management” is incorporated herein by reference.

Neither the Company, nor, to its knowledge, any of its directors or executive officers during the past five years have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of the Transaction.
a.	Material Terms.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposal No. 4 Reincorporation of the Company from California to Delaware,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split” “—Special Factors of the Reverse Split” and “—Amendment to Certificate of Incorporation to Effect Reverse Split” is incorporated herein by reference.

c.	Different Terms.

The information set forth in the section of the Proxy Statement entitled “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

d.	Appraisal Rights.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposal No. 4 Reincorporation of the Company from California to Delaware — Reincorporation of the Company from California to Delaware — Significant Differences Between the Corporation Laws of California and Delaware — Appraisal Rights,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—No Appraisal Rights” is incorporated herein by reference.

e.	Provisions for Unaffiliated Security Holders.

The Company has not made any provision to grant its unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated shareholders at the expense of the Company.

f.	Eligibility for Listing or Trading.

Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
a.	Transactions.

The information set forth in the section of the Proxy Statement entitled “Certain Relationships and Related Transactions” is incorporated herein by reference.

b.	Significant Corporate Events.

The information set forth in the sections of the Proxy Statement entitled “Certain Relationships and Related Transactions,” “Proposal No. 4 Reincorporation of the Company from California to Delaware,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Reasons for the Reverse Split” is incorporated herein by reference.

c.	Negotiations or Contacts.

The information set forth in the sections of the Proxy Statement entitled “Certain Relationships and Related Transactions” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Reasons for the Reverse Split” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

e.	Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Proxy Statement entitled “Certain Relationships and Related Transactions,” “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Reasons for the Reverse Split” and “Beneficial Ownership of Securities and Security Ownership of Management” is incorporated herein by reference.
Item 6. Purpose of the Transaction and Plans or Proposals.
b.	Use of Securities Acquired.

The information set forth in the section of the Proxy Statement entitled “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—Accounting Consequences of the Reverse Split” is incorporated herein by reference.

c.	Plans.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposal No. 3 Amendment to Bylaws Regarding Size of Board,” “Proposal No. 4 Reincorporation of the Company from California to Delaware,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split” and “—Amendment to Certificate of Incorporation to Effect Reverse Split” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
a.	Purposes.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split” and “—Amendment to Certificate of Incorporation to Effect Reverse Split” is incorporated herein by reference.

b.	Alternatives.

The information set forth in the sections of the Proxy Statement entitled “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split” and “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split” is incorporated herein by reference.

c.	Reasons.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split,” “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders,” and “—Amendment to Certificate of Incorporation to Effect Reverse Split” is incorporated herein by reference.

d.	Effects.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split,” “—Special Factors of the Reverse Split—Effects of the Reverse Split on our Affiliates,” “—Special Factors of the Reverse Split—Effects of the Reverse Split on our Other Shareholders,” and “—Amendment to Certificate of Incorporation to Effect Reverse Split” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
a.	Fairness.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split,” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

b.	Factors Considered in Determining Fairness.

The information set forth in the sections of the Proxy Statement entitled “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Purposes and Alternatives of the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split,” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

c.	Approval of Security Holders.

The information set forth in the sections of the Proxy Statement entitled “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

d.	Unaffiliated Representative.

The information set forth in the sections of the Proxy Statement entitled “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

e.	Approval of Directors.

The information set forth in the sections of the Proxy Statement entitled “Special Factors” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Questions and Answers Concerning the Reverse Split,” “—Special Factors of the Reverse Split—Reasons for the Reverse Split,” and “—Special Factors of the Reverse Split—Fairness of the Reverse Split to Unaffiliated Shareholders” is incorporated herein by reference.

f.	Other Offers.

Not applicable

Item 9. Reports, Opinions, Appraisals and Negotiations.
a.	Report, Opinion or Appraisal:

None.

b.	Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

c.	Availability of Documents.

Not applicable.
Item 10. Sources and Amounts of Funds or Other Consideration.
a.	Source of Funds.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—Expenses” is incorporated herein by reference.

b.	Conditions.

None.

c.	Expenses.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—Expenses,” and “Other Matters—Expenses of Proxy Solicitation” is incorporated herein by reference.

d.	Borrowed Funds.

Not applicable.
Item 11. Interest in Securities of the Subject Company.
a.	Securities ownership.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Special Factors of the Reverse Split—Effects of the Reverse Split on our Affiliates,” and “Beneficial Ownership of Securities and Security Ownership of Management” is incorporated herein by reference.

b.	Securities transactions.

None.

Item 12. The Solicitation or Recommendation.
d.	Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the sections of the Proxy Statement entitled “Proposal No. 4 Reincorporation of the Company from California to Delaware — Reincorporation of the Company from California to Delaware — Intent to Vote” and “—Recommendation of the Board,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—Intent to Vote,” and “—Recommendation of the Board” is incorporated herein by reference.

e.	Recommendations of Others.

The information set forth in the sections of the Proxy Statement entitled “Proposal No. 4 Reincorporation of the Company from California to Delaware — Reincorporation of the Company from California to Delaware — Recommendation of the Board,” and “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split—Amendment to Certificate of Incorporation to Effect Reverse Split—Recommendation of the Board” is incorporated herein by reference.
Item 13. Financial Statements.
a.	Financial Statements.

The information set forth in the section of the Proxy Statement entitled “Financial Information” is incorporated herein by reference.

The following financial statements of the Company are incorporated by reference from the Company’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010:

The audited financial statements for the years ended December 31, 2009 and 2008

The unaudited financial statements for the three and nine months ended September 30, 2010

b.	Pro forma information.

Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
a.	Solicitations or Recommendations.

The information set forth in the section of the Proxy Statement entitled “Other Matters—Expenses of Proxy Solicitation” is incorporated herein by reference.

d.	Employees and Corporate Assets.

The information set forth in the section of the Proxy Statement entitled “Other Matters—Expenses of Proxy Solicitation” is incorporated herein by reference.
Item 15. Additional Information.
b.	Additional Information.

All of the information set forth in the Proxy Statement and each appendix attached thereto is incorporated herein by reference.

Item 16. Exhibits.

a.	Definitive Proxy Statement of the Company, Notice of the Annual Meeting of Shareholders and Related Information (the Company hereby incorporates by reference the definitive proxy statement which was filed with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3/A)

b.	Not applicable.

c.	Not applicable.

d.1	Second Amended and Restated Convertible Promissory Note issued by the Company and Bell Industries Inc. (a Minnesota corporation), originally issued on January 31, 2007 and amended and restated on March 12, 2007 and as further amended and restated on June 13, 2008 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated June 13, 2008)

d.2	Amendment Number One to the Second Amended and Restated Convertible Promissory Note, dated March 25, 2009, between the Company and Newcastle Partners, L.P. (incorporated by reference to Exhibit 10.q. of the Company’s Annual Report on Form 10-K dated December 31, 2008)

d.3	Amendment Number Two to the Second Amended and Restated Convertible Promissory Note, dated February 11, 2010, between the Company and BI Holdings, L.P., the successor payee to Newcastle Partners, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated February 18, 2010)

d.4	Registration Rights Agreement, dated as of January 31, 2007, between the Company and Newcastle Partners, L.P. (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated January 31, 2007)

d.5	Security Agreement, dated as of March 12, 2007, between the Company and Newcastle Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 12, 2007)

d.6	Purchase Agreement, dated as of January 31, 2007, between the Company and Newcastle Partners, L.P. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated January 31, 2007)

d.7	Waiver and Amendment Agreement, dated June 13, 2008, between the Company and Newcastle Partners, L.P. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated June 13, 2008)

f.	Not applicable.

g.	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2010	BELL INDUSTRIES, INC.

	By:	/s/ Clinton J. Coleman Name: Clinton J. Coleman
Its: Chief Executive Officer